Exhibit 23.7

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and in the headnotes to the “Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data” and to the use of our report dated September 11, 2006, with respect to the consolidated financial statements and schedule of Education Management LLC and Education Management Corporation and Subsidiaries, included in the Registration Statement (Form S-1) and related Preliminary Prospectus of Education Management LLC for the registration of $375,000,000 of 8 3/4% Senior Notes due 2014 and $385,000,000 of 10 1/4% Senior Subordinated Notes due 2016.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

January 11, 2007